Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 04/09/18	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210
5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315
6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   Miami International Securities Exchange, LLC
   7 Roszel Road, Suite 5-A
   Princeton, NJ 08540
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

SEC Mail Processing Section
APR 11 2018
Washington DC
406

RECEIVED
2018 APR 11 PM 2:39
SEC / TM

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: April 9, 2018

By: [signature]
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 9th day of April, 2018.

[signature]
Jane Rost
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019



18002258

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.



Barbara J. Comly
General Counsel

7 Roszel Road, Suite 5-A
Princeton, New Jersey 08540
T 609 897 7300
F 609 987 2210
bcomly@miami-holdings.com

April 9, 2018

VIA FEDERAL EXPRESS

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Miami International Securities Exchange, LLC ("MIAX")
Amendment No. 2018-05 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) are an original and two copies of Amendment No. 2018-05 to the Form 1 Application of MIAX, which includes the following changes:

Exhibit M – Updated Member List

Please do not hesitate to contact me if you have any questions in connection with this matter.

Very truly yours,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosures
cc: Marlene Olsen

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of April 6, 2018, including the information set forth in items 1-6 above.



MEMBER FIRMS

Total Firms 45

As of 06-Apr-18

Firm	Address	City	State	Zip	Tele #	Approval Date	MIAX Membership Activities
ABN AMRO CLEARING CHICAGO LLC	175 West Jackson Blvd., Ste. 2050	Chicago	IL	60604	(312) 604-8000	3/7/2013	ELECTRONIC EXCH. MEMBER: CLEARANCE
AKUNA SECURITIES LLC	333 S. Wabash Avenue, Suite 2600	Chicago	IL	60604	(312) 994-4640	4/17/2017	REGULAR MARKET MAKER
APEX CLEARING CORPORATION	One Dallas Center 350 N. St. Paul, Suite 1300	Dallas	TX	75201	(214) 765-1100	11/18/2015	ELECTRONIC EXCH. MEMBER: CLEARANCE
BARCLAYS CAPITAL INC.	745 Seventh Avenue	New York	NY	10019	(212) 526-7000	12/7/2012	ALL MEMBERSHIPS
BMO CAPITAL MARKETS CORP.	3 Times Square, 27th Floor	New York	NY	10036	(212) 885-4000	10/10/2014	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
BNP PARIBAS SECURITIES CORP.	787 Seventh Avenue	New York	NY	10019	(212) 841-2000	4/21/2014	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CITADEL SECURITIES LLC	131 South Dearborn Street - 32nd Floor	Chicago	IL	60603	(312) 395-2100	12/7/2012	PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW
CITI ORDER ROUTING AND EXECUTION, LLC	11 Ewall Street, Ste. 103	Mt. Pleasant	SC	29464	(843) 789-2080	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CREDIT SUISSE SECURITIES (USA) LLC	11 Madison Avenue - 24th Floor	New York	NY	10010	(212) 325-2000	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CUTLER GROUP, LP	101 Montgomery Street, Ste. 700	San Francisco	CA	94104	(415) 293-3956	11/2/2015	REGULAR MARKET MAKER/EEM: ORDER FLOW
DASH FINANCIAL TECHNOLOGIES LLC	311 S. Wacker Drive, Ste. 1000	Chicago	IL	60606	(847) 550-1730	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

DEUTSCHE BANK SECURITIES INC.

60 Wall Street
New York NY 10005 Tele #: (212) 250-2500

Approval Date: 1/25/2013
MIAX Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago IL 60661 Tele #: (312) 542-3231

Approval Date: 8/31/2015
MIAX Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd PA 19004 Tele #: (610) 617-2600

Approval Date: 12/7/2012
MIAX Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

GOLDMAN SACHS & CO. LLC

200 West Street
New York NY 10282 Tele #: (212) 902-1000

Approval Date: 1/15/2013
MIAX Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

GROUP ONE TRADING LP

440 South La Salle, Ste. 3232
Chicago IL 60605 Tele #: (312) 347-8864

Approval Date: 10/20/2014
MIAX Membership Activities:
ALL MARKET MAKER CLASSES/EEM: ORDER FLOW

HRT FINANCIAL LLC

4 World Trade Center
150 Greenwich Street - 57th Floor
New York NY 10007 Tele #: (212) 293-1444

Approval Date: 3/29/2017
MIAX Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. #4300
Chicago IL 60606 Tele #: (312) 244-3300

Approval Date: 8/26/2014
MIAX Membership Activities:
ALL MARKET MAKER CLASSES

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York NY 10019 Tele #: (212) 310-9500

Approval Date: 3/27/2013
MIAX Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich CT 06830 Tele #: (203) 618-5710

Approval Date: 12/7/2012
MIAX Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York NY 10179 Tele #: (201) 595-8471

Approval Date: 12/7/2012
MIAX Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

JANE STREET CAPITAL, LLC

250 Vesey Street - 6th Floor
New York NY 10281 Tele #: (646) 759-6000

Approval Date: 4/2/2018
MIAX Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

JANE STREET OPTIONS, LLC

250 Vesey Street - 6th Floor
New York NY 10281 Tele #: (646) 759-6000

Approval Date: 4/2/2018
MIAX Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York NY 10022 Tele #: (212) 284-2300

Approval Date: 9/15/2014
MIAX Membership Activities:
ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Member	Address	City	State	Zip	Tele #	Approval Date	MIAX Membership Activities
MATRIX EXECUTIONS, LLC	135 S. LaSalle Street, Ste. 300	Chicago	IL	60603	(312) 334-8000	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	One Bryant Park - 6th Floor NY1-100-06-01	New York	NY	10036	(646) 743-1295	12/7/2012	ELECTRONIC EXCH. MEMBER: CLEARANCE
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED	222 Broadway NY3-222-12-05	New York	NY	10038	(212) 449-1000	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
MORGAN STANLEY & CO. LLC	1585 Broadway	New York	NY	10036	(212) 761-4000	12/7/2012	ALL MEMBERSHIPS
OPTIVER US LLC	130 E. Randolph Street, Ste. 1300	Chicago	IL	60601	(312) 821-9500	1/27/2015	REGULAR MARKET MAKER
PEAK6 CAPITAL MANAGEMENT LLC	141 W. Jackson Blvd., Ste. 500	Chicago	IL	60604	(312) 444-8700	7/22/2015	ELECTRONIC EXCH. MEMBER: ORDER FLOW
PERSHING LLC	One Pershing Plaza - 10th Fl.	Jersey City	NJ	07399	(201) 413-2000	3/12/2013	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
QUANTLAB SECURITIES, LP	Three Greenway Plaza, Ste. 200	Houston	TX	77046	(713) 333-5440	4/7/2015	ELECTRONIC EXCH. MEMBER: ORDER FLOW
SIMPLEX TRADING, LLC	230 So. LaSalle St., Ste. 4-100	Chicago	IL	60604	(312) 360-2440	9/20/2013	ELECTRONIC EXCH. MEMBER: ORDER FLOW
SUSQUEHANNA INVESTMENT GROUP	401 City Avenue, Ste. 201	Bala Cynwyd	PA	19004	(610) 617-2600	11/23/2016	REGULAR MARKET MAKER
SUSQUEHANNA SECURITIES	401 City Avenue, Ste. 220	Bala Cynwyd	PA	19004	(610) 617-2600	12/7/2012	PRIMARY LEAD & LEAD MARKET MAKER
TWO SIGMA SECURITIES, LLC	101 Avenue of the Americas - 19th Fl.	New York	NY	10013	(212) 625-5700	9/12/2017	PRIMARY LEAD & LEAD MARKET MAKER/EEM: ORDER FLOW
UBS SECURITIES LLC	1285 Avenue of the Americas	New York	NY	10019	(203) 719-3000	12/7/2012	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE

Member	Address			Tele #:	MIAX Membership
VIRTU AMERICAS LLC	300 Vesey Street				Approval Date: 12/7/2012
	New York	NY	10282	(201) 386-2891	**MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
VOLANT EXECUTION, LLC	233 S. Wacker Drive, Ste. 4040				Approval Date: 12/7/2012
	Chicago	IL	60606	(312) 692-5000	**MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
VOLANT LIQUIDITY, LLC	250 Vesey Street, Ste. 2601				Approval Date: 5/31/2013
	New York	NY	10281	(646) 484-3000	**MIAX Membership Activities:** ALL MARKET MAKER CLASSES/EEM: ORDER FLOW
WALLEYE TRADING LLC	2800 Niagara Lane North, Ste. 102				Approval Date: 5/13/2015
	Plymouth	MN	55447	(952) 345-6611	**MIAX Membership Activities:** REGULAR MARKET MAKER/EEM: ORDER FLOW
WEDBUSH SECURITIES INC.	1000 Wilshire Boulevard, Suite 900				Approval Date: 12/7/2012
	ATTN: Business Conduct				**MIAX Membership Activities:**
	Los Angeles	CA	90017	(213) 688-8090	ELECTRONIC EXCH. MEMBER: CLEARANCE
WELLS FARGO SECURITIES, LLC	550 South Tryon Street - 6th Floor				Approval Date: 4/11/2014
	D1086-060				**MIAX Membership Activities:**
	Charlotte	NC	28202	(704) 715-6133	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE EXECUTION SERVICES, LLC	175 W. Jackson Blvd., Ste. 200				Approval Date: 12/7/2012
	Chicago	IL	60604	(312) 884-4000	**MIAX Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE TRADING, LLC	175 W. Jackson Blvd., Ste. 200				Approval Date: 12/7/2012
	Chicago	IL	60604	(312) 884-3490	**MIAX Membership Activities:** PRIMARY LEAD & LEAD MARKET MAKER